EXHIBIT 99.1

news release

Biofrontera AG Announces Closing of $US12.9 Million Firm Commitment Initial Public Offering of American Depositary Shares

LEVERKUSEN, Germany–February 16, 2018 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (“Biofrontera” or the “Company”), an international biopharmaceutical company, today announced the closing of a U.S. firm commitment underwritten public offering of American Depositary Shares (“ADSs”), at an offering price of $9.88 per ADS. Each ADS represents two of Biofrontera’s ordinary shares, nominal value €1.00 per share. The Company sold a total of 1,300,483 ADSs, including a full exercise by the underwriters of the over-allotment option to purchase 85,483 ADSs, which option exercise also closed today. The ADSs began trading on The NASDAQ Capital Market under the symbol “BFRA” on February 14, 2018.

The Company received gross proceeds of approximately $12.9 million from the ADSs sold in this offering, before deducting underwriting discounts and commissions of approximately $1.0 million and other related expenses.

As previously announced, Biofrontera also separately completed a concurrent preemptive rights offering of its ordinary shares pursuant to German law to its existing holders of ordinary shares, under which Biofrontera will be issuing a total of 3,399,034 ordinary shares to the existing shareholders who exercised their subscription rights at an offering price of €4.00 per share (or approximately $4.94 per share, representing the same per share price as the one used in the ADS offering, adjusting for the ratio of ordinary shares to ADSs). In total, including the ordinary shares underlying the ADSs, the Company is issuing 6,000,000 new ordinary shares. The newly issued ordinary shares will trade on the Frankfurt Stock Exchange under the Company’s existing listing of B8F.F.

Proceeds from these offerings will be used to expand Biofrontera’s U.S. sales and marketing organization, fund additional clinical trials of its product Ameluz® (and to make regulatory filings for marketing approval of Ameluz®, both for geographic expansion and the extension of the indications for Ameluz®), and for general corporate purposes.

The Benchmark Company, LLC acted as the managing underwriter with Dawson James Securities, Inc. and Lake Street Capital Markets acted as co-managers. Dawson James Securities, Inc. acted as the “qualified independent underwriter” as in connection with this offering.

A registration statement on Form F-1 relating to this U.S. offering was filed with the Securities and Exchange Commission (“SEC”) and was declared effective by the SEC as of February 13, 2018. The U.S. offering of these securities was made only by means of a prospectus, forming a part of the registration statement. The registration statement on Form F-1 and the final prospectus relating to the U.S. offering are available on the SEC’s website at www.sec.gov. Copies of the final prospectus relating to the U.S. offering may be obtained from Biofrontera, with an address of Hemmelrather Weg 201, D-51377, Leverkusen, Germany Telephone: +011 49 214 876 00, email: press@biofrontera.com. In addition, the registration statement, including the prospectus, is available to the public at www.sec.gov or www.biofrontera.com. In addition, you may contact The Benchmark Company by calling 212-312-6700 or prospectus@benchmarkcompany.com.

McGuireWoods LLP acted as U.S. legal counsel to Biofrontera, and Schiff Hardin LLP acted as legal counsel to the underwriters.

Biofrontera AG	Page 1

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) I Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102 news release

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, the securities described above, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any such state or jurisdiction.

-End-

Enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 press@biofrontera.com
IR Germany: Brainwell Asset Solutions Jürgen Benker	+49 (0) 152 08931514
IR UK: Seton Services Toni Vallen	+44(0) 20 7729 0805
IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG	Page 2

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) I Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102